Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

ActivCard S.A.
(exact name of registrant as specified in its charter)

6623 Dumbarton Circle
Fremont, California 94555
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

Forward-looking Statements

This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are “Forward-looking Statements.” Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: our ability to achieve profitability, uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology, dependence on intellectual property rights, and our ability to integrate acquired businesses, products or technologies. Investors are directed to the most recent ActivCard S.A. annual report on Form 20-F, available from the company without charge, for a more complete description of our business and to ActivCard S.A.’s Prospectus dated March 16, 2000 included in the Company’s Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

This Form 6-K includes the press release “ActivCard Reports Record Third Quarter Revenues,” dated November 4, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2002

ActivCard, S.A.

By:	/s/ BLAIR GEDDES

Name:	Blair Geddes
Title:	Chief Financial Officer

ACTIVCARD REPORTS RECORD THIRD QUARTER REVENUES

•	Wins In Government and Enterprise Sectors Drive Sequential Revenues 25% Higher
•	Drive Towards Profitability Ahead of Expectation with Substantial Reduction in Net Loss and Cash Burn Rate

FREMONT, CA – November 4, 2002 – ActivCard® (NASDAQ: ACTI/NASDAQ EUROPE: ACTI), the leader in IDentity Management (IDM) software, today reported financial results for the third quarter ended September 30, 2002.

In the third quarter of fiscal 2002, ActivCard reported its third sequential quarterly revenue increase, achieving record revenues of $12.0 million, an increase of 25% over the $9.6 million reported in the second quarter of 2002. Third quarter 2002 revenues were also 36% higher than third quarter revenues in the comparable quarter a year ago.

Pro forma net loss for the quarter was $1.2 million, or $0.03 per diluted share, compared to pro forma net loss of $3.0 million or $0.07 per diluted share in the second quarter of 2002 and $2.5 million, or $0.06 per diluted share, in the third quarter of 2001. Pro forma net loss for the quarter excludes acquisition-related charges, re-incorporation costs, deferred stock compensation, restructuring charges, foreign exchange gains and losses, and the loss from discontinued operations. Actual GAAP net loss for the quarter was $2.9 million, or $0.07 per diluted share, compared to a net loss of $4.7 million, or $0.11 per diluted share, in the second quarter of 2002 and $3.8 million or $0.10 per diluted share in the third quarter of 2001.

“We are very pleased with the record revenues we achieved in the third quarter and our continued focus on expense controls has improved the bottom line,” commented ActivCard Chief Executive Officer Steven Humphreys. “We are well on our way to achieving our previously stated objectives of 30-35% year-over-year revenue growth and cash flow breakeven from continuing operations in the fourth quarter.

Third Quarter 2002 Highlights

Highlights of the third quarter of 2002 included:

•
Announced Microsoft® Corporation as a customer for ActivCard Identity Management Software™ (AIMS) and digital ID badge solutions. Microsoft has issued 25,000 corporate ID badges to its employees to date. The companies also are planning joint marketing of security solutions built around ActivCard software and Microsoft’s Active Directory™ and the Windows® .NET architecture.

•	Won significant new business with a new U.S. Department of Defense (DoD) agency customer and expanded deployments with six other existing agency customers within the U.S. DoD.

•	Chosen by Northrop Grumman to fulfill its digital identity software procurement needs through NASA’s Scientific and Engineering Workstation Procurement III (SEWP) contract.

•
Announced our new Corporate Access Card™ (CAC) solution, a modular suite of software and hardware products for enterprise identity badge deployments, using proven technology initially developed for the U.S. DoD.

•	Won a major Japanese automobile manufacturer customer and deployed 26,000 Corporate Access Cards to its employees with another 20,000 planned in the near future.

•	Won additional business with Hewlett-Packard as HP expanded its deployment of our Corporate Access Card (CAC) solution placing new orders for ActivCard IDM products and services.

•	Commended by the U.S. Defense Manpower Data Center as it issued their one millionth Common Access Card using the ActivCard IDM solution designed specifically for the DoD Common Access Card program.

•
Launched the AIMS product line, a web-based smart card provisioning and management system based on industry standards. Recognized first customer revenue from AIMS during the quarter and initiated five pilots, of which four are enterprise and one is government.

•	Announced the availability of ActivPack™ 5.1, our AAA authentication server and remote access solution, which is the first to directly connect into LDAP enterprise directories.

•	Filed Form S-4 with the SEC for the purpose of re-incorporating our listed company from the Republic of France to the United States.

Mr. Humphreys added, “We were successful delivering our IDM solutions to new government and enterprise customers worldwide and several of our existing customers within the DoD expanded deployments in the third quarter. We also brought three new products and solutions to market targeted at the enterprise segment and sharpened our focus on digital ID cards, remote access and local access in our solution offering. We believe we are well positioned to continue to increase market share, increase revenue and drive to profitability.”

Fourth Quarter and 2002 Outlook

In the fourth quarter, we expect revenues to range between $12.0 million and $13.0 million. Pro forma net loss per share is expected to range between $0.00 and $0.03. Actual GAAP net loss for the fourth quarter is expected to range between $0.07 and $0.11 per share, which will reflect incremental costs related to our re-incorporation of the Company in the United States. We reiterate our earlier guidance of 30-35% year-over-year revenue growth and cash flow break-even from continuing operations in the fourth quarter of 2002.

ActivCard will hold a conference call at 11 a.m. EDT on November 4, 2002, featuring Mr. Humphreys and Chief Financial Officer Blair Geddes, to discuss these third quarter results. A live Webcast of this conference call will be available on the Investor page of our Website at www.activcard.com for 20 days. Webcast participants should register approximately 15 minutes before the event to download and install any necessary software. A replay of the Webcast will be available on the Website’s investor page for 20 days after the call.

About ActivCard, Inc.

ActivCard, www.activcard.com, is the leader in IDentity Management (IDM) software for remote access, local access and digital identity card solutions. Our scalable IDM and strong authentication solutions are trusted by organizations – from enterprise to governments around the world. ActivCard IDM systems deliver maximum Return On Identity™ (ROI) through increased security, reduced cost, and user convenience. The modular product design allows our customers to add capabilities as required, preserving their investment.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, our history of losses, the concentration of our customer base, our reliance on strategic relationships, acquisitions and managing the Company’s future growth, and other risks identified in the Company’s periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption “Risk Factors” in the Company’s annual report on Form 20-F. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

INVESTORS: Teresa Thuruthiyil, Ty George FD Morgen-Walke 415-296-7383	COMPANY: Megan O’Reilly-Lewis ActivCard, Inc. 510-574-1789 mlewis@activcard.com	EUROPE: Christina Zinck ActivCard Europe Suresnes, France +33 (1) 42 04 84 00 christina.zinck@activcard.fr

ActivCard, S.A.
Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP)
(In thousands of US dollars, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
Revenues	$11,983	$8,803	$29,755	$24,417
Cost of revenues	3,850	2,188	9,364	7,486

Gross margin	8,133	6,615	20,391	16,931

Operating expenses
Selling and marketing	4,761	5,757	15,131	17,834
General and administrative	1,179	1,103	3,135	3,136
Research and development	4,777	4,894	14,683	12,738
Other charges	1,476	78	10,955	5,042

	12,193	11,832	43,904	38,750

Loss from operations	(4,060)	(5,217)	(23,513)	(21,819)
Interest and other income	1,434	2,633	4,045	11,590
Foreign exchange (loss) gain	(107)	(1,166)	(186)	3,442

Loss from continuing operations before income taxes	(2,733)	(3,750)	(19,654)	(6,787)
Income taxes	—	—	(69)	(1)

Loss from continuing operations	(2,733)	(3,750)	(19,723)	(6,788)
Loss from discontinued operations	(214)	(74)	(16,541)	(74)

Net loss	$(2,947)	$(3,824)	$(36,264)	$(6,862)

Net loss per common share:
Basic and diluted	$(0.07)	$(0.10)	$(0.88)	$(0.17)
Weighted average number of common shares:
Basic and diluted	41,439	40,165	41,080	39,997
Other charges consist of:
Amortization of intangibles related to acquisitions	$498	$197	$1,589	$197
Amortization of deferred compensation related to acquisitions	115	166	322	166
Acquired in process research and development	—	300	68	401
Acquisition termination charges	—	(480)	—	3,301
Amortization of deferred compensation related to options and warrants granted	237	—	731	—
Restructuring and business realignment expenses	133	—	7,752	—
Re-incorporation expenses	493	—	493	—
Compensation paid to departing C.E.O.	—	(105)	—	776
Settlement of litigation	—	—	—	201

Total other charges	$1,476	$78	$10,955	$5,042

ActivCard, S.A.
Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP)
(In thousands of US dollars)

	September 30, 2002	December 31, 2001
ASSETS
Current assets
Cash and equivalents	$148,948	$248,444
Short term investments	94,813	—
Accounts receivable	9,213	8,314
Inventory	3,813	3,917
Loan to officer	2,789	2,718
Other receivables	1,472	2,647
Assets held for sale	339	15,870
Other current assets	2,267	1,975

Total current assets	263,654	283,885
Restricted investments	282	241
Property and equipment	7,553	8,868
Goodwill	10,600	8,704
Other intangibles	7,895	8,693
Other assets	1,415	1,057

Total assets	$291,399	$311,448

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$9,825	$10,103
Restructuring and business realignment accruals	4,753	—
Deferred revenue	3,190	2,231
Liabilities held for sale	338	827
Current portion of long term liabilities	52	102

Total current liabilities	18,158	13,263

Long-term liabilities	465	625

Shareholders’ equity
Common shares and paid-in capital	398,799	393,914
Accumulated deficit	(106,540)	(70,276)
Accumulated other comprehensive loss	(16,070)	(20,637)
Deferred stock compensation	(3,413)	(5,441)

Total shareholders’ equity	272,776	297,560

Total liabilities and shareholders’ equity	$291,399	$311,448

ActivCard, S.A.
Unaudited Condensed Consolidated Statements of Cash Flows (U.S. GAAP)
(In thousands of US dollars)

	For the three months ended September 30, 2002	For the nine months ended September 30, 2002
Operating activities

Net loss from continuing operations	$(2,733)	$(19,723)

Adjustments to reconcile net loss from continuing operations to net cash used in continuing operations:
Depreciation and amortization	867	2,605
Amortization of intangible assets	498	1,635
In process research and development	—	68
Amortization of deferred compensation	352	1,053
Restructuring and business realignment costs	—	1,054
Other non-cash items, net	128	232
Increase (decrease) in cash, net of effects of business combinations, from:
Accounts receivable	(3,133)	(685)
Inventory	446	461
Other receivables	(405)	(395)
Other current assets	321	(447)
Accounts payable and accrued liabilities	2,362	(1,399)
Restructuring and business realignment accruals	(332)	4,637
Deferred revenue	1,332	1,019

Net cash used in continuing operations	(297)	(9,885)
Net cash used in discontinued operations	(498)	(1,291)

Net cash used in operating activities	(795)	(11,176)

Investing activities
Business acquisitions, net of cash received	—	606
Purchases of property and equipment	(214)	(1,162)
Loan to officer	(23)	(67)
Purchases of short term investments	(52,108)	(173,159)
Proceeds from sales and maturities of short term investments	51,505	78,405
Investments in other long term assets	102	13

Net cash used in investing activities	(738)	(95,364)

Financing activities
Proceeds from exercise of options, rights and warrants	477	5,172
Increase in long term liabilities	43	43
Repayment of long term liabilities	—	(160)

Net cash provided by financing activities	520	5,055

Effect of exchange rate changes on cash and equivalents	(233)	1,989

Net decrease in cash and equivalents	(1,246)	(99,496)
Cash and equivalents, beginning of period	150,194	248,444

Cash and equivalents, end of period	$148,948	$148,948

ActivCard, S.A.
Unaudited Pro Forma Condensed Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

ActivCard is providing the following pro forma information as a supplement to financial information presented in accordance with accounting principles generally accepted in the United States or U.S. GAAP. The pro forma information set forth below is not in accordance with nor is it an alternative to U.S. GAAP. The pro forma information reflects additional information that Management uses to evaluate our financial performance.

	For the three months ended September 30,		For the nine months ended September 30,
	2002	2001	2002	2001
Revenues	$11,983	$8,803	$29,755	$24,417
Cost of revenues	3,850	2,188	9,364	7,486

Gross margin	8,133	6,615	20,391	16,931

Operating expenses
Selling and marketing	4,761	5,757	15,131	17,834
General and administrative	1,179	1,103	3,135	3,136
Research and development	4,777	4,894	14,683	12,738

	10,717	11,754	32,949	33,708

Pro forma loss from operations	(2,584)	(5,139)	(12,558)	(16,777)
Interest and other income	1,434	2,633	4,045	11,590
Income taxes	—	—	(69)	(1)

Pro forma net loss	$(1,150)	$(2,506)	$(8,582)	$(5,188)

Pro forma net loss per common share:
Basic and diluted	$(0.03)	$(0.06)	$(0.21)	$(0.13)
Weighted average number of common shares:
Basic and diluted	41,439	40,165	41,080	39,997

Reconciliation of pro forma net loss to U.S. GAAP net loss:
Pro forma net loss	$(1,150)	$(2,506)	$(8,582)	$(5,188)

Add back items excluded from the derivation of pro forma net loss:
Operating expenses
Acquisition-related charges	613	183	1,979	4,065
Amortization of deferred compensation related to options and warrants granted	237	—	731	—
Restructuring and business realignment expenses	133	—	7,752	—
Re-incorporation expenses	493	—	493
Compensation paid to departing C.E.O.	—	(105)	—	776
Settlement of litigation	—	—	—	201

Total excluded from operating expenses	1,476	78	10,955	5,042
Foreign exchange loss (gain)	107	1,166	186	(3,442)
Loss from discontinued operations	214	74	16,541	74

Total pro forma adjustments	1,797	1,318	27,682	1,674

U.S. GAAP net loss	$(2,947)	$(3,824)	$(36,264)	$(6,862)